UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VNUS MEDICAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928566108

(CUSIP Number)

John H. Masterson

Senior Vice President and General Counsel

Covidien

15 Hampshire Street, Mansfield, Massachusetts 02048

(508) 261-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

June 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928566108

1.	Names of Reporting Persons. Covidien plc I.R.S. Identification Nos. of above persons (entities only) 98-0624794
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D

CUSIP No. 928566108

1.	Names of Reporting Persons. Covidien Ltd. I.R.S. Identification Nos. of above persons (entities only) 98-0518045
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D

CUSIP No. 928566108

1.	Names of Reporting Persons. Covidien International Finance S.A. I.R.S. Identification Nos. of above persons (entities only) 98-0518567
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D

CUSIP No. 928566108

1.	Names of Reporting Persons. Covidien Group S.a.r.l. I.R.S. Identification Nos. of above persons (entities only) 98-0202595
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 928566108

1.	Names of Reporting Persons. Covidien Delaware Corp. I.R.S. Identification Nos. of above persons (entities only) 27-0158155
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 0
9. Sole Dispositive Power
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Covidien Ltd., Covidien International Finance S.A., Covidien Group S.a.r.l. and Covidien Delaware Corp. with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 (as hereby supplemented, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D relates to the Common Stock, $0.001 par value per share of VNUS Medical Technologies Inc., (“VNUS”), a Delaware corporation. The principal executive offices of VNUS are located at c/o Covidien, 15 Hampshire Street, Mansfield, MA 02048.

ITEM 2.	IDENTITY AND BACKGROUND.

The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being jointly filed by Covidien plc, Covidien Ltd., Covidien International Finance S.A., Covidien Group S.a.r.l. and Covidien Delaware Corp. (the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”). Set forth below is certain information with respect to each Reporting Person.

Item 2 is hereby supplemented as follows:

Covidien plc

Covidien plc, an Irish public limited company, is a global healthcare company focused on the development, manufacture and sale of healthcare products for use in clinical and home settings. As disclosed in this Schedule 13D, Covidien Ltd. held a special meeting of shareholders on May 28, 2009, where its shareholders approved a reorganization transaction whereby Covidien plc became the publicly-traded parent of Covidien Ltd. The directors and executive officers of Covidien Ltd. became the directors and executive officers of Covidien plc. Covidien plc’s principal place of business and principal office is located at Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland.

To the best of the knowledge Covidien plc as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director, executive officer, of Covidien plc:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Covidien plc nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented with the following:

On June 17, 2009, Covidien DE purchased approximately 13,998,147 Shares validly tendered and not withdrawn from the Offer, for an aggregate consideration of $405,946,263 (prior to any deduction for withholding taxes). Subsequently, pursuant to the terms of the Merger Agreement, Covidien DE exercised its option to purchase directly from VNUS an additional number of Shares sufficient to give Covidien DE ownership of at least 90% of VNUS’s then outstanding Shares, when combined with the Shares purchased by Covidien DE in the Offer. On June 17, 2009, Covidien DE purchased with a promissory note an additional 6,192,239 Shares from VNUS at a purchase price of $29.00 per Share, which together with the Shares purchased in the Offer, represented approximately 90% of outstanding Shares. Pursuant to the terms of the Merger Agreement, Covidien DE completed the Merger through a short-form merger under the DGCL, with VNUS continuing as the surviving corporation and a wholly owned subsidiary of Covidien Group. By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock, Shares held by the Reporting Persons or Shares held by stockholders who properly demand and perfect appraisal rights under the DGCL) was cancelled and converted into the right to receive $29.00 in cash per outstanding Share, without interest, less any applicable withholding taxes. Shares held as treasury stock and held by the Reporting Persons were automatically cancelled.

ITEM 4.	PURPOSE OF TRANSACTION.

The final four paragraphs of Item 4 are hereby amended and replaced in their entirety as follows:

Following completion of the Offer and the Merger, the Reporting Persons intend to operate the VNUS business through one or more subsidiaries of Covidien plc under the direction of Covidien plc’s management. The Reporting Persons intend to continue to review the business, operations, capitalization and management of VNUS. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. Following the Merger, the directors and officers of Covidien DE became the directors and officers of VNUS.

As a result of the Merger, VNUS became a privately held company and ceased trading on The Nasdaq Global Market (“Nasdaq”). Following the effectiveness of the Merger, Nasdaq filed a Form 25 with the SEC to delist VNUS Shares. VNUS expects to file a Form 15 with the SEC, suspending its reporting obligations under Sections 12 and 15 of the Securities Act of 1933, as amended.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the issuer;

f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a)	As a result of the Merger, Covidien Group is the sole shareholder of VNUS and owns 100 Shares, which represents 100.0% of the outstanding Shares. The separate corporate existence of Covidien DE has ceased, and therefore, Covidien DE owns no Shares.

b)	Covidien Group has the sole power to vote or direct the vote and to dispose or direct the disposition of all 100 Shares. Covidien DE has no authority to vote or direct the vote for any Shares.

c)	Except for the transactions described herein, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor any of the Reporting Persons’ directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days.

d)	Other than the persons named in Schedule I hereto, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor the Reporting Persons’ directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

e)	As a result of the termination of its corporate existence in connection with the Merger, Covidien DE ceased to be the beneficial owner of any securities of VNUS.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The third paragraph of Item 6 is hereby amended and replaced in its entirety with the following:

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of VNUS, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
3	Joint Filing Agreement, between Covidien plc, Covidien Ltd., Covidien International Finance S.A., Covidien Group S.a.r.l. and Covidien Delaware Corp., dated June 17, 2009.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 2009

COVIDIEN PLC

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

COVIDIEN LTD.

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

COVIDIEN INTERNATIONAL FINANCE S.A.

By:	/s/ Michelangelo F. Stefani
Name:	Michelangelo F. Stefani
Title:	Managing Director

COVIDIEN GROUP S.A.R.L.

By:	/s/ Michelangelo F. Stefani
Name:	Michelangelo F. Stefani
Title:	General Manager

COVIDIEN DELAWARE CORP.

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of Common Stock, $0.001 par value per share, of VNUS Medical Technologies, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 17, 2009

COVIDIEN PLC

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

COVIDIEN LTD.

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

COVIDIEN INTERNATIONAL FINANCE S.A.

By:	/s/ Michelangelo F. Stefani
Name:	Michelangelo F. Stefani
Title:	Managing Director

COVIDIEN GROUP S.A.R.L.

By:	/s/ Michelangelo F. Stefani
Name:	Michelangelo F. Stefani
Title:	General Manager

COVIDIEN DELAWARE CORP.

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

SCHEDULE 1

The names of the directors and executive officers (or functional equivalents) of Covidien Group, Covidien DE, CIFSA, Covidien plc and Covidien Ltd. and their present principal occupations or employment are set forth below. Unless otherwise indicated, (i) the principal business address for each director of Covidien Ltd. and Covidien plc is Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland, (ii) the principal business address for each director of CIFSA is 3b Bld Prince Henri, L-1724, Luxembourg, (iii) the principal business address for each manager of Covidien Group is 3b Bld Prince Henri, L-1724, Luxembourg, and (iv) the principal business address for each officer of Covidien Ltd., Covidien plc and each director and officer of Covidien DE is 15 Hampshire Street, Mansfield, MA 02048. Unless otherwise indicated, each director and executive officer (or functional equivalent) is a citizen of the United States.

COVIDIEN PLC

Directors

Richard J. Meelia – Chairman of the Board of Directors, President and Chief Executive Officer of Covidien plc and Covidien Ltd. President of Covidien DE. Mr. Meelia’s principal business address is 15 Hampshire Street, Mansfield, MA 02048.

Craig Arnold – Chief Executive Officer, Fluid Power Group of Eaton Corporation, a diversified industrial manufacturer.

Robert H. Brust – Chief Financial Officer of Sprint Nextel Corporation, a wireless and wireline communications company.

John M. Connors, Jr. – Chairman Emeritus of Hill, Holliday, Connors, Cosmopulos, Inc., a full-service advertising agency that is part of The Interpublic Group of Companies, Inc.

Christopher J. Coughlin – Executive Vice President and Chief Financial Officer of Tyco International, a global provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products.

Timothy M. Donahue – Member of the Board of Directors of Eastman Kodak Company, NVR, Inc. and Tyco International Ltd.

Kathy J. Herbert – Member of the Board of Directors of Covidien plc.

Randall J. Hogan, III – Chairman and Chief Executive Officer of Pentair, Inc., an industrial manufacturing company.

Dennis H. Reilley – Member of the Board of Directors of H.J. Heinz Company, Marathon Oil Corporation and The Dow Chemical Company.

Tadataka Yamada – President of the Global Health Program of the Bill & Melinda Gates Foundation.

Joseph A. Zaccagnino – Member of the Board of Directors of NewAlliance Bancshares, Inc. and Chairman of the Board of VHA, Inc., a 2,500 member healthcare organization cooperative.

Officers

Richard J. Meelia – See above under “Covidien plc – Directors.”

Charles J. Dockendorff – Executive Vice President and Chief Financial Officer of Covidien plc and Covidien Ltd. and Vice President of Covidien DE.

Jose E. Almeida – Senior Vice President of Covidien plc and Covidien Ltd.

Timothy R. Wright – Senior Vice President of Covidien plc and Covidien Ltd. Mr. Wright’s principal business address is 675 McDonnell Blvd., Hazelwood, MO 63042.

Eric A. Kraus – Senior Vice President, Corporate Communications of Covidien plc and Covidien Ltd.

John H. Masterson – Senior Vice President and General Counsel of Covidien plc and Covidien Ltd. and Vice President and Assistant Secretary of Covidien DE.

Amy A. McBride-Wendell – Senior Vice President, Strategy and Business Development of Covidien plc and Covidien Ltd.

Richard G. Brown, Jr. – Vice President, Chief Accounting Officer and Corporate Controller of Covidien plc and Covidien Ltd. and Vice President of Covidien DE.

Kevin G. DaSilva – Vice President and Treasurer of Covidien and a member of the board of directors of CIFSA and a member of the board of directors and Vice President and Treasurer of Covidien DE.

Eric C. Green – Vice President and Chief Tax Officer of Covidien plc and Covidien Ltd., Vice President and Assistant Treasurer of Covidien DE, a Manager of Covidien Group, and a member of the board of directors of CIFSA and Covidien Ltd.

Coleman N. Lannum – Vice President, Investor Relations of Covidien plc and Covidien Ltd.

COVIDIEN LTD.

Directors

Eric C. Green – See above under “Covidien plc – Officers.”

John W. Kapples – Director of Covidien Ltd. Vice President and Secretary of Covidien plc, Covidien Ltd. and Covidien DE.

Jacinta Lambert – Director of Finance of Covidien plc.

Officers

Richard J. Meelia – See above under “Covidien plc – Directors.”

Charles J. Dockendorff – See above under “Covidien plc – Officers.”

Jose E. Almeida – See above under “Covidien plc – Officers.”

Timothy R. Wright – See above under “Covidien plc – Officers.”

Eric A. Kraus – See above under “Covidien plc – Officers.”

John J. Masterson – See above under “Covidien plc – Officers.”

Amy A. McBride-Wendell – See above under “Covidien plc – Officers.”

Richard G. Brown, Jr. – See above under “Covidien plc – Officers.”

Kevin G. DaSilva – See above under “Covidien plc – Officers.”

Eric C. Green – See above under “Covidien plc – Officers.”

Coleman N. Lannum – See above under “Covidien plc – Officers.”

COVIDIEN INTERNATIONAL FINANCE S.A.

Anton Stadtbaumer – Managing director and Director Regional Treasurer EMEA/APAC of CIFSA and General Manager of Covidien Group. Mr. Stadtbaumer has German citizenship.

Michelangelo Stefani – Managing director of CIFSA and General Manager and Secretary of Covidien Group. Mr. Stefani has Italian citizenship.

Kevin G. DaSilva – See above under “Covidien plc – Officers.”

Eric C. Green – See above under “Covidien plc – Officers.”

Erik De Gres – Member of the board of directors of CIFSA and Manager and Financial Controller of Covidien Group. Mr. De Gres has Belgian citizenship.

COVIDIEN GROUP S.A.R.L.

Anton Stadtbaumer – See above under “Covidien International Finance S.A. – Directors.”

Michelangelo Stefani – See above under “Covidien International Finance S.A. – Directors.”

Erik De Gres – See above under “Covidien International Finance S.A. – Directors.”

Eric C. Green – See above under “Covidien plc – Officers.”

Kevin O’Kelly-Lynch – Manager of Covidien Group. Mr. O’Kelly-Lynch’s principal business address is 15 Hampshire Street, Mansfield, MA 02048 and his business telephone number is (508) 261-8000. Mr. O’Kelly-Lynch has Irish citizenship.

COVIDIEN DELAWARE CORP.

Directors

Kevin G. DaSilva – See above under “Covidien plc – Officers.”

John W. Kapples – See above under “Covidien Ltd. – Directors.”

Matthew J. Nicolella – Vice President and Assistant Secretary of Covidien DE and Vice President and Chief Mergers &Acquisitions/Licensing Counsel of Tyco Healthcare Group, LP d/b/a/ Covidien.

Officers

Richard J. Meelia – See above under “Covidien plc – Directors.”

Richard G. Brown, Jr. – See above under “Covidien plc – Officers.”

Stephen C. Carey –Vice President and Assistant Treasurer or Covidien DE and Vice President, Tax Reporting of Tyco Healthcare Group, LP d/b/a/ Covidien.

Kevin G. DaSilva – See above under “Covidien plc – Officers.”

Charles J. Dockendorff – See above under “Covidien plc – Officers.”

Eric. C. Green – See above under “Covidien plc – Officers.”

John W. Kapples – See above under “Covidien Delaware Corp. – Directors.”

John W. Masterson – See above under “Covidien plc – Officers.”

Matthew J. Nicolella – See above under “Covidien Delaware Corp. – Directors.”

Lawrence T. Weiss –Vice President and Assistant Secretary of Covidien DE and Vice President and Chief International Counsel of Tyco Healthcare Group, LP d/b/a/ Covidien.